Mail stop 3561

      August 11, 2005


Mr. Gregory L. Burns
Chief Executive Officer and Chairman of the Board
O`Charley`s Inc.
3038 Sidco Drive
Nashville, TN 37204

      Re:	O`Charley`s Inc.
      Form 10-K for the year ended December 26, 2004
      File No. 000-18629
		Filed March 28, 2005

Dear Mr. Burns:

      We have reviewed your response letter dated August 5, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 26, 2004
1. We note your response to prior comments 6-8. In this regard, FAS
5 indicates that companies should accrue for contingencies that are probable and reasonably estimable. If a potential loss is not reasonably estimable, but a material loss is reasonably possible, then management should disclose the nature of the contingency and an estimate of the possible loss or range of loss. In our view, vague or overly broad disclosures that simply reference general risks or litigation are not sufficient for an investor to understand the specific types of contingencies that management is evaluating. As such, management should make every effort to provide investors with an estimate of the possible loss or range of loss for the Hepatitis A litigation in future filings. For additional guidance regarding contingencies, refer to the December 6, 2004 SEC staff speech delivered by Scott Taub at the 2004 AICPA National Conference on Current SEC and PCAOB Developments.

* * * * *

      	Please file your response to our comments via EDGAR
within
10 business days from the date of this letter.  Please understand that we may have additional comments after reviewing your
response.
You may contact Tracie Northan at 202-551-3311 or me at 202-551-
3812
if you have any questions on our comments.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Lawrence E. Hyatt, CFO
		(615) 782-5043

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Mr. Gregory L. Burns
O'Charley's Inc.
August 11, 2005
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